SUBSCRIPTION AGREEMENT

This subscription agreement (the "Subscription Agreement" or the "Agreement") is entered into by and between Smart Biometric Technology, Inc., a Nevada corporation (the "Company"), and the undersigned investor ("Investor"), as of the date set forth on the signature page hereto.

BACKGROUND

The Company is a start-up business. An investment in the Company is subject to a high risk of loss. A description of the business plan of the Company is attached hereto as <u>Annex I</u> and made a part hereof.

By this Subscription Agreement, the Company is offering one (1) unit of its securities (the "Unit"), the Unit being comprised of 1,000,000 shares of Company common stock (the "Common Stock") and a warrant (in the form of Annex II attached hereto) to purchase up to 1,000,000 shares of Common Stock at an exercise price of $1.50 per share (the "Warrant"), at an offering price of $250,000 (the "Purchase Price"). The shares of Common Stock included in the Unit will represent less than two percent (2%) of the outstanding shares of the Company's Common Stock, as measured after the consummation of this Subscription Agreement.

A purchase and sale of the Unit offered will be consummated only upon acceptance of this Subscription Agreement by the Company.

Investor understands that the funds will be utilized by the Company for corporate purposes and for working capital.

INVESTOR INFORMATION		
Name of Investor BRUCE SEYBOLD GAKER		SSN or EIN 279-42-1604
Street Address 13145 Village Trace LA		70437
City FOLSOM	GAKERSACREST@gmail.com State	Zip Code
Phone 985-630-2574 E-mail		State/Nation of Residency LOUISIANA
Name and Title of Authorized Representative, if investor is an entity or custodial account BRUCE SEYBOLD GAKER		
Type of Entity or Custodial Account (IRA, Keogh, corporation, partnership, trust, limited liability company, etc.) PERSONAL		
Jurisdiction of Organization	Date of Organization	Account Number

CHECK ONE: ✓ Individual Investor   ___ Custodian Entity   ___ Tenants-in-Common
    ___ Community Property   ___ Corporation   ___ Joint Tenants
    ___ LLC   ___ Partnership   ___ Trust

If the Unit is intended to be held as Community Property, as Tenants-In-Common or as Joint Tenancy, then each party (owner) must execute this Subscription Agreement.

1. **Subscription.**

    (a)   Investor hereby irrevocably subscribes for, and agrees to purchase, the Unit at the Purchase Price, upon the terms and conditions set forth herein. The Purchase Price is payable to the Company in the manner provided in Section 2.

    (b)   Investor understands that the Unit is being offered pursuant to this Subscription Agreement. By subscribing for the Unit, Investor acknowledges that Investor has received and reviewed this Subscription Agreement, including Annex I, Annex II and Annex III, and any other information required by Investor to make an investment decision with respect to the Unit.

    (c)   The terms of this Subscription Agreement shall be binding upon Investor and Investors's permitted transferees, heirs, successors and assigns (collectively, the "Transferees"); *provided, however*, that for any such transfer to be deemed effective, the proposed Transferee shall have executed and delivered to the Company, in advance, an instrument in form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge and agree to be bound by the representations and warranties of Investor and the terms of this Subscription Agreement. No transfer of this Subscription Agreement may be made without the consent of the Company, which consent may be withheld by the Company in its sole and absolute discretion.

2.   **Payment and Purchase Procedure.** The Purchase Price shall be paid simultaneously with Investor's delivery of this Subscription Agreement. Investor shall deliver payment of the Purchase Price of the Unit in the manner set forth in Section 8 hereof. Investor acknowledges that, in order to subscribe for Unit, Investor must comply fully with the purchase procedure requirements set forth in Section 8 hereof.

3.   **Representations and Warranties of the Company.** The Company represents and warrants to Investor that each of the following is true and complete in all material respects as of the date of this Subscription Agreement:

(a)   the Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Nevada. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, the Unit, including the securities comprising the Unit, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business;

(b)   the issuance, sale and delivery of the Unit, including the securities comprising the Unit, in accordance with this Subscription Agreement have been duly authorized by all necessary corporate action on the part of the Company. The Unit, including the securities comprising the Unit, when issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable; and

(c)   the acceptance by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon the Company's acceptance of this Subscription Agreement, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (1) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (2) as limited by general principles of equity that restrict the availability of equitable remedies.

4.   **Representations and Warranties of Investor.** Investor represents and warrants to the Company that each of the following is true and complete in all material respects as of the date of this Subscription Agreement:

(a)   **Requisite Power and Authority.** Investor has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and to carry out the provisions hereof. Upon due delivery hereof, this Subscription Agreement will be a valid and binding obligation of Investor, enforceable in accordance with its terms, except (1) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (2) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   **Company Information.** Investor has reviewed this Subscription Agreement, including Annex I and Annex II. Investor acknowledges that this Subscription Agreement, including Annex I, Annex II and Annex III, makes clear the terms and conditions hereof and that the risks associated therewith are described. Investor has had an opportunity to discuss the Company's business, management and financial affairs with directors, officers and management of the Company. Investor has also had the opportunity to ask questions of, and receive answers from, the Company and its management regarding the terms and conditions of the offering. Investor acknowledges that, except as set forth herein, no representations or warranties have been made to Investor, or to any advisor or representative of Investor, by the Company with respect to the business or prospects of the Company or its financial condition.

(c)   **Transferability.** Investor agrees not to transfer or assign this Subscription Agreement, or any of Investor's interest herein, and further agrees that the assignment and transfers of the Unit, including the securities comprising the Unti, will be made only in accordance with this Subscription Agreement. The Company will place the following legends or a legends similar thereto on certificates or other indicia of ownership representing the Unit:

> THESE SECURITIES, INCLUDING THE SECURITIES INTO WHICH THEY MAY BE CONVERTED, HAVE BEEN ISSUED IN RELIANCE UPON THE EXEMPTION FROM REGISTRATION AFFORDED BY §4(a)(2) OF THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED WITHOUT AN OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION TO THE EFFECT THAT ANY SUCH PROPOSED TRANSFER IS IN ACCORDANCE WITH ALL APPLICABLE LAWS, RULES AND REGULATIONS.

(d)   **Illiquidity and Continued Economic Risk.** Investor acknowledges and agrees that there is a no public market for the Unit and that no public market is expected to ever exist. Investor must, therefore, bear the economic risk of the investment in the Unit indefinitely and Investor acknowledges that Investor is able to bear the economic risk of losing Investor's entire investment in the Unit.

(e)   **Investor Status.** Investor represents that Investor is, and upon the consummation of the transactions contemplated hereby, will be, an "accredited investor," as that term is defined in Rule 501(a) of Regulation D of the Rules and Regulations of the Securities and Exchange Commission (see Annex III for the definition of "accredited investor").

Investor represents that, to the extent Investor has any questions with respect to Investor's satisfying the standard set forth in the foregoing paragraph, Investor has sought professional advice.

(f)   **Investor Information.** Within five (5) days after receipt of a request from the Company, Investor hereby agrees to provide such information with respect to Investor's status as a Company shareholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is, or may become, subject, including, without limitation, the need to determine the accredited investor status of the Company's shareholders. Investor further agrees that, in the event Investor transfers any of the securities comprising the Unit, Investor will require the transferee of any such securities to agree to provide such information to the Company as a condition of such transfer.

(g)   **Valuation; Arbitrary Determination of Purchase Price by the Company.** Investor acknowledges that the Purchase Price of the Unit in the offering was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. Investor further acknowledges that future offerings of securities of the Company may be made at lower valuations, with the result that Investor's investment will bear a lower valuation.

(h)   **Domicile.** Investor maintains Investor's domicile (and is not a transient or temporary resident) at the address provided herein.

(i)   **Foreign Investors.** If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor hereby represents that Investor is in full compliance with the laws of Investor's jurisdiction in connection with any invitation to subscribe for the Unit or any use of this Subscription Agreement, including, without limitation, (1) the legal requirements within Investor's jurisdiction for the purchase of the Unit, (2) any foreign exchange restrictions applicable to such purchase, (3) any governmental or other consents that may need to be obtained, and (4) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Unit. Investor's subscription and payment for and continued beneficial ownership of the Unit will not violate any applicable securities or other laws of Investor's jurisdiction.

(j)   **Fiduciary Capacity.** If Investor is purchasing the Unit in a fiduciary capacity for another person or entity, including, without limitation, a corporation, partnership, trust or any other juridical entity, Investor has been duly authorized and empowered to execute this Subscription Agreement and all other related documents. Upon request of the Company, Investor will provide true, complete and current copies of all relevant documents creating Investor, authorizing Investor's investment in the Company and/or evidencing the satisfaction of the foregoing.

5.   **Indemnity.** The representations, warranties and covenants made by Investor herein shall survive the consummation of this Subscription Agreement. Investor agrees to indemnify and hold harmless the Company and its officers, directors and agents, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by Investor to comply with any covenant or agreement made by Investor herein or in any other document furnished by Investor to any of the foregoing in connection with the transaction contemplated hereby.

6.   **Governing Law; Jurisdiction; Waiver of Jury Trial.** All questions concerning the construction, validity, enforcement and interpretation of this Subscription Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Nevada, without regard to the principles of conflicts of law thereof. The Company and Investor agree that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Subscription Agreement and any documents included within the Memorandum (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in Las Vegas, Nevada. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in Las Vegas, Nevada, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to Annex I and Annex II), and hereby irrevocably waives, and agrees not to assert in any action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Subscription Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party hereto shall commence an action or proceeding to enforce any provisions of the documents included herein, then the prevailing party in such action or proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys' fees and other costs and expenses incurred with the investigation,

preparation and prosecution of such action or proceeding. **In any action, suit or proceeding in any jurisdiction brought by any party against any other party, each of the parties each knowingly and intentionally, to the greatest extent permitted by applicable law, hereby absolutely, unconditionally, irrevocably and expressly waives forever trial by jury.**

       7.   **Notices.** Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) e-mailed on the date of such delivery to the address of the respective parties as follows, if to the Company, to Smart Biometric Technology, Inc., 3960 Howard Hughes Parkway, Suite 500, Las Vegas, Nevada 89169, Attention: Chaya Hendrick, Chief Executive Officer. If to Investor, at Investor's address supplied in connection herewith, or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by email shall be confirmed by letter given in accordance with (a) or (b) above.

       8.   **Purchase Procedure.** Investor acknowledges that, in order to subscribe for the Unit, Investor must, and Investor does hereby, deliver (in a manner described below) to the Company:

       (a)   a single executed counterpart of the Subscription Agreement, which shall be delivered to the Company by e-mail to: ceo@smartmetric.com.

       (b)   payment of the Purchase Price, which shall be delivered in the manner provided by the Company to Investor.

       9.   **Miscellaneous.** All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require. Other than as set forth herein, this Subscription Agreement is not transferable or assignable by Investor. The representations, warranties and agreements contained herein shall be deemed to be made by, and be binding upon, Investor and Investor's heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Investor. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never in this Subscription Agreement. This Subscription Agreement supersedes all prior discussions and agreements between the Company and Investor, if any, with respect to the subject matter hereof and contains the sole and entire agreement between the Company and Investor with respect to the subject matter hereof. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof. In the event that either party hereto shall commence any suit, action or other proceeding to interpret this Subscription Agreement, or determine to enforce any right or obligation created hereby, then such party, if it prevails in such action, shall recover its reasonable costs and expenses incurred in connection therewith, including, but not limited to, reasonable attorneys' fees and expenses and costs of appeal, if any. All notices and communications to be given or otherwise made to Investor shall be deemed to be sufficient if sent by e-mail to such address provided by Investor herein. Unless otherwise specified in this Subscription Agreement, Investor shall send all notices or other communications required to be given hereunder to the Company via e-mail at ceo@smartmetric.com. Any such notice or communication shall be deemed to have been delivered and received on the first business day following that on which the e-mail has been sent (assuming that there is no error in delivery). As used in this Section 9, the term "business day" shall mean any day other than a day on which banking institutions in the State of Nevada are legally closed for business. This Subscription Agreement may be executed in one or more counterparts. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

       10.   **Consent to Electronic Delivery of Notices, Disclosures and Forms.** Investor understands that, to the fullest extent permitted by law, any notices, disclosures, forms, privacy statements, reports or other communications (collectively, "Communications") regarding the Company, Investor's investment in the Company and the Unit (including annual and other updates and tax documents) may be delivered by electronic means, such as by e-mail. Investor hereby consents to electronic delivery as described in the preceding sentence. In so consenting, Investor acknowledges that e-mail messages are not secure and may contain computer viruses or other defects, may not be accurately replicated on other systems or may be intercepted, deleted or interfered with, with or without the knowledge of the sender or the intended recipient. Investor also acknowledges that an e-mail from the Company may be accessed by recipients other than Investor and may be interfered with, may contain computer viruses or other defects and may not be successfully replicated on other systems. Neither the Company, nor any of its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act (collectively, the "Company Parties"), gives any warranties in relation to these matters. Investor further understands and agrees to each of the following: (a) other than with respect to tax documents in the case of an election to receive paper versions, none of the Company Parties will be under any obligation to provide Investor with paper versions of any Communications; (b) electronic Communications may be provided to Investor via e-mail or a website

of a Company Party upon written notice of such website's internet address to such Investor. In order to view and retain the Communications, Investor's computer hardware and software must, at a minimum, be capable of accessing the Internet, with connectivity to an internet service provider or any other capable communications medium, and with software capable of viewing and printing a portable document format ("PDF") file created by Adobe Acrobat. Further, Investor must have a personal e-mail address capable of sending and receiving e-mail messages to and from the Company Parties. To print the documents, Investor will need access to a printer compatible with his or her hardware and the required software; (c) if these software or hardware requirements change in the future, a Company Party will notify the Investor through written notification. To facilitate these services, Investor must provide the Company with Investor's current e-mail address and update that information as necessary. Unless otherwise required by law, Investor will be deemed to have received any electronic Communications that are sent to the most current e-mail address that the Investor has provided to the Company in writing; (d) none of the Company Parties will assume liability for non-receipt of notification of the availability of electronic Communications in the event Investor's e-mail address on file is invalid; Investor's e-mail or Internet service provider filters the notification as "spam" or "junk mail"; there is a malfunction in Investor's computer, browser, internet service or software; or for other reasons beyond the control of the Company Parties; and (e) solely with respect to the provision of tax documents by a Company Party, Investor agrees to each of the following: (1) if Investor does not consent to receive tax documents electronically, a paper copy will be provided, and (2) Investor's consent to receive tax documents electronically continues for every tax year of the Company until Investor withdraws its consent by notifying the Company in writing.

INVESTOR CERTIFIES THAT INVESTOR HAS READ THIS ENTIRE SUBSCRIPTION AGREEMENT, INCLUDING ANNEX I, ANNEX II AND ANNEX III, AND THAT EVERY STATEMENT MADE BY INVESTOR HEREIN IS TRUE AND COMPLETE.

THE INFORMATION PRESENTED HEREIN WAS PREPARED BY THE COMPANY SOLELY FOR THE USE INVESTOR IN CONNECTION HEREWITH. NOTHING CONTAINED HEREIN IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

NEITHER THE DELIVERY NOR THE PURCHASE OF THE UNIT, INCLUDING THE SECURITIES COMPRISING THE UNIT, SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement on the date set forth below.

Dated as of April **21**, 2023.

INDIVIDUAL INVESTOR

Bruce Seybold Gaker   _$50,000_
(Signature)   *(Subscription Amount)*

BRUCE SEYBOLD GAKER
(Printed Name)

CORPORATION/LLC/TRUST INVESTOR

_____   _____
(Name of Corporation/LLC/Trust)   *(Subscription Amount)*

_____
(Signature)

_____
(Printed Name)

_____
(Title)

PARTNERSHIP INVESTOR

_____ $ _____
(Name of Partnership)   *(Subscription Amount)*

_____
(Signature)

_____
(Printed Name)

_____
(Title)

COMPANY ACCEPTANCE

The foregoing subscription for the Unit, a Subscription Amount of $250,000, is hereby accepted on behalf of Smart Biometric Technology, Inc., a Nevada corporation, as of the ____ day of April, 2023.

SMART BIOMETRIC TECHNOLOGY, INC.

By: _____
Chaya Hendrick
Chief Executive Officer